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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 0-22994

(Check One): /  / Form 10-K  / X / Form 10-KSB  /  / Form 20-F  /  / Form 11-K
             /  / Form 10-Q  /  / Form N-SAR

For Period Ended:  March 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   Not Applicable
                                                 -------------------

PART I - REGISTRANT INFORMATION


                          GUNTHER INTERNATIONAL, LTD.
                      ----------------------------------
                           Full Name of Registrant


                                Not Applicable
                          -------------------------
                          Former Name if Applicable


                             5 Wisconsin Avenue
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)


                          Norwich, Connecticut 06360
                          --------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            /X/   (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/   (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 10-KSB,
                           Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                           and

            / /   (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company cannot timely file its Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996 because of staffing difficulties created by the recent resignation of the Company's controller which resulted in an unpreventable delay in the preparation of the Company's financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Frederick W. Kolling III    (860)                      823-1427
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       (Name)                   (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s), been filed? If answer is no, identify report(s).

                                / / YES /X/ NO

       The registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995 was filed with the Commission on August 15, 1995.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                /X/ YES / / NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company estimates that losses for the fiscal year ended March 31, 1996 will be approximately $880,000 as compared to approximately $3,600,000 for the fiscal year ended March 31, 1995. The Company attributes this anticipated decline in losses to increased revenues and improved gross margins for the fiscal year ended March 31, 1996.

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                          GUNTHER INTERNATIONAL, LTD.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 1996                 By: /s/  Frederick W. Kolling III
     ------------------------          -----------------------------------------
                                           Frederick W. Kolling III
                                           Chief Financial Officer